Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

January 30, 2017

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Legacy Reserves LP
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016

Dear Mr. Schwall:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 25, 2017, with respect to Legacy’s Form 10-K for the Fiscal Year ended December 31, 2015 filed with the Commission on February 26, 2016, File No. 001-33249.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Glossary of Terms, page ii

1.                                      We note the illustration of your proposed revised definition of proved undeveloped reserves appears to paraphrase the actual wording and introduces terms inconsistent with the definition in Rule 4-10(a)(31) of Regulation S-X.

For example, your proposed wording states in part that “proved reserves for other undrilled units are claimed only if a development plan has been adopted.” However, Rule 4-10(a)(31)(ii) of Regulation S-X specifies that “undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted.”

We also note your proposed wording states in part that “estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proven effective by actual projects in the area or in an analogous reservoir.” However,

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

January 30, 2017

Rule 4-10(a)(31)(iii) of Regulation S-X specifies that “under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir.”

Please revise your disclosure to remove the inconsistency with the definition in Rule 4-10(a)(31) of Regulation S-X.

Response: We acknowledge the Staff’s comment and in future filings will modify our definition of proved undeveloped reserves to conform to the current definition provided in Rule 4-10(a)(31) of Regulation S-X, as presented below:

“Proved undeveloped reserves or PUDs. Proved undeveloped oil and gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Proved reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Proved undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.”

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Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

January 30, 2017

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc:	George J. Vlahakos
Andrews Kurth Kenyon LLP